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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                              (AMENDMENT NO. 1)

                  Under the Securities Exchange Act of 1934


                       Western Pacific Airlines, Inc.
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                              (Name of Issuer)

                   Common Stock, par value $.001 per share
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                       (Title of Class of Securities)

                                000959080102
                   --------------------------------------
                               (CUSIP Number)

                    Wilson Chu, Haynes and Boone, L.L.P.
          3100 NationsBank Plaza, Dallas, TX 75202, (214) 651-5088
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                              January 31, 1997
                   --------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

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CUSIP No.  000959080102                                        Page 2 of 9 Pages
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             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      1
               GFI Company
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             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                       (b) [ ]
      2


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             SEC USE ONLY
      3

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             SOURCE OF FUNDS
      4
               WC, OO
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             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                         [ ]
      5

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             CITIZENSHIP OR PLACE OF ORGANIZATION
      6
               Nevada
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           NUMBER OF                        SOLE VOTING POWER
                                    7
            SHARES                            1,361,120(1)
                          ------------------------------------------------------
         BENEFICIALLY                       SHARED VOTING POWER
                                    8
           OWNED BY                           0
                          ------------------------------------------------------
             EACH                           SOLE DISPOSITIVE POWER
                                    9
           REPORTING                          1,361,120(1)
                          ------------------------------------------------------
            PERSON                          SHARED DISPOSITIVE POWER
                                    10
             WITH                             0
--------------------------------------------------------------------------------
                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                          REPORTING PERSON
              11
                                  1,798,620(1)
--------------------------------------------------------------------------------
                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                          EXCLUDES CERTAIN SHARES                       [ ]
              12


--------------------------------------------------------------------------------
                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              13
                                  13.4%
--------------------------------------------------------------------------------
                          TYPE OF REPORTING PERSON*
              14
                                  CO
--------------------------------------------------------------------------------

(1) Includes 136,120 shares of common stock that GFI has the right to acquire within 60 days pursuant to warrants to be issued to GFI pursuant to the Stock Purchase Agreement described herein.

                                  SCHEDULE 13D

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CUSIP No.  000959080102                                        Page 3 of 9 Pages
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             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      1
               Edward L. Gaylord
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             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                         (b) [ ]
      2

--------------------------------------------------------------------------------
             SEC USE ONLY
      3

--------------------------------------------------------------------------------
             SOURCE OF FUNDS
      4
               PF
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             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                         [ ]
      5

--------------------------------------------------------------------------------
             CITIZENSHIP OR PLACE OF ORGANIZATION
      6
               N/A
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           NUMBER OF                        SOLE VOTING POWER
                                    7
            SHARES                            467,500
                           -----------------------------------------------------
         BENEFICIALLY                       SHARED VOTING POWER
                                    8
           OWNED BY                         0
                           -----------------------------------------------------
             EACH                           SOLE DISPOSITIVE POWER
                                    9
           REPORTING                          467,500
                           -----------------------------------------------------
            PERSON                          SHARED DISPOSITIVE POWER
                                    10
             WITH                             0
--------------------------------------------------------------------------------
                           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                           REPORTING PERSON
              11
                                  2,276,120(1)
--------------------------------------------------------------------------------
                           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES                       [ ]
              12

--------------------------------------------------------------------------------
                           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              13
                                  17.0%
--------------------------------------------------------------------------------
                           TYPE OF REPORTING PERSON*
              14
                                  IN
--------------------------------------------------------------------------------

(1) Includes 136,120 shares of common stock that GFI has the right to acquire within 60 days pursuant to warrants to be issued to GFI pursuant to the Stock Purchase Agreement described herein.

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  The Schedule 13D dated November 11, 1996 (the "Schedule 13D") of GFI Company, a Nevada corporation ("GFI"), and Edward L. Gaylord relating to the Common Stock, par value $.001 per share, of Western Pacific Airlines, Inc., a Delaware corporation (the "Company"), is hereby amended as set forth below. Capitalized terms in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D.

Item 3.      Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by the addition of the following paragraph:

  "GFI purchased the warrants for the consideration set forth in Item 4."

Item 4.      Purposes of the Transaction.

Item 4 is hereby amended by the addition of the following paragraph:

    "On January 31, 1997, the Company, GFI, and Hunt Petroleum of Texas, Inc. entered into a Stock Purchase Agreement (the "Agreement") pursuant to which GFI will acquire at the closing under the Agreement, subject to the terms and conditions of the Agreement, 100,000 shares of Series B Preferred Stock of the Company and warrants to purchase 1,325,000 shares of Common Stock of the Company. In exchange for the acquisition of the securities under the Agreement, GFI will, subject to the terms and conditions of the Agreement, cancel $10,000,000 of indebtedness owed by the Company to GFI pursuant to a promissory note dated January 31, 1997 (the "Promissory Note"). Pursuant to the Agreement and the exhibits attached thereto, GFI will have the ability to exercise warrants to purchase 136,120 shares of common stock of the Company immediately upon the closing of the Agreement and acquisition of the total number of warrants referenced above."

Item 5.      Interest in Securities of the Issuer.

Item 5 is hereby amended and restated by the following paragraphs:

    "(a)     GFI owns of record 1,225,000 shares of Common Stock and has the right to acquire 136,120 shares of Common Stock within 60 days pursuant to warrants to be issued to GFI under the Agreement. GFI may be deemed to be the beneficial owner of an aggregate of 1,798,620 shares of Common Stock of the Company (which is approximately 13.4% of the shares of Common Stock outstanding on November 1, 1996 based on information reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 filed with the Securities and Exchange Commission). The 1,798,620 shares of Common Stock include 437,500 shares of Common Stock owned of record by the Broadmoor Hotel, Inc., a wholly-owned subsidiary of GFI. GFI may be deemed to be the beneficial owner of the shares of Common Stock owned of record by the Broadmoor Hotel, Inc. GFI disclaims beneficial ownership of shares of Common Stock not owned of record by GFI.





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    Edward L. Gaylord owns of record 467,500 shares of Common Stock. Edward L.
  Gaylord may be deemed to be the beneficial owner of an aggregate of 2,276,120 shares of Common Stock of the Company (which is approximately 17.0% of the shares outstanding on November 1, 1996 based on information reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 filed with the Securities and Exchange Commission). The 2,276,120 shares include 10,000 shares of Common Stock owned of record by Mr. Gaylord's spouse, 437,500 shares of Common Stock owned or record by the Broadmoor Hotel, Inc., 1,225,000 shares of Common Stock owned of record by GFI, and 136,120 shares of Common Stock that GFI has the right to acquire within 60 days pursuant to the warrants to be issued to GFI pursuant to the Agreement. Mr. Gaylord may be deemed to beneficially own shares of Common Stock owned of record by his spouse. In addition, Mr. Gaylord, individually and through certain trusts, may be deemed a controlling person of GFI. As a result, Mr. Gaylord may be deemed to be the beneficial owner of the shares of Common Stock owned of record by the Broadmoor Hotel, Inc. and GFI. Mr. Gaylord disclaims beneficial ownership of shares of Common Stock not owned of record by him.

    Christine Gaylord Everest owns of record 17,000 shares of Common Stock.
  Ms. Everest may be deemed to be the beneficial owner of an aggregate of 34,000 shares of Common Stock of the Company (which is approximately 0.3% of the shares outstanding on November 1, 1996 based on information reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 filed with the Securities and Exchange Commission). The 34,000 shares include 17,000 shares of Common Stock owned of record by Ms. Everest's spouse. Ms. Everest disclaims beneficial ownership of shares of Common Stock not owned of record by her.

    E. K. Gaylord II owns of record 18,000 shares of Common Stock. Mr. Gaylord may be deemed to be the beneficial owner of an aggregate of 23,000 shares of Common Stock of the Company (which is approximately 0.2% of the shares outstanding on November 1, 1996 based on information reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 filed with the Securities and Exchange Commission). The 23,000 shares include 5,000 shares of Common Stock owned of record by Mr. Gaylord's spouse. Mr. Gaylord disclaims beneficial ownership of shares of Common Stock not owned of record by him.

    David C. Story owns of record 1,000 shares of Common Stock (which is approximately 0.07% of the shares outstanding on November 1, 1996 based on information reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 filed with the Securities and Exchange Commission).

    Martin C. Dickinson, as trustee, owns of record 20,000 shares of Common Stock (which is approximately 0.1% of the shares outstanding on November 1, 1996 based on information reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 filed with the Securities and Exchange Commission).

    Clayton I. Bennett may be deemed to be the beneficial owner of 22,500 shares of Common Stock (which is approximately .2% of the shares outstanding on November 1, 1996 based on information reported in the Company's Quarterly Report on Form 10-Q for

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                                                               Page 6 of 9 Pages
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the quarter ended September 30, 1996 filed with the Securities and Exchange
Commission).  Mr. Bennett has the right to acquire 17,500 shares of Common
Stock pursuant to a stock option granted by the Company. The 22,500 shares include 5,000 shares of Common Stock owned of record by Mr. Bennett's spouse.
Mr. Bennett disclaims beneficial ownership of shares of Common Stock not owned of record by him.

    The persons named in this Item 5 hereby expressly disclaim the existence of any "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, between themselves or with any other person, with respect to the Common Stock.

    Except as set forth herein, no Control Person beneficially owns any shares of Common Stock.

    (b) GFI has sole voting power and sole dispositive power with respect to 1,361,120 of the shares of Common Stock it beneficially owns. Edward L. Gaylord has the sole voting power and sole dispositive power with respect to 467,500 of the shares of Common Stock he beneficially owns. Christine Gaylord Everest has sole voting and sole dispositive power with respect to 17,000 shares of Common Stock. E. K. Gaylord II has sole voting sole dispositive power with respect to 18,000 shares of Common Stock. David C. Story has sole voting and sole dispositive power with respect to 1,000 shares of Common Stock. Martin C. Dickinson, as trustee, has shared voting and shared dispositive power with respect to 20,000 shares of Common Stock.

    (c) The only transactions in the shares of Common Stock by GFI during the past 60 days are the right to acquire 136,120 shares of Common Stock pursuant to the warrants to be issued to GFI pursuant to the Agreement. The execution and delivery of the Agreement was effected as a privately negotiated transaction. The warrants are exercisable at the price of $.01 per share of Common Stock.

    (d) GFI has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of 1,225,000 shares of Common Stock owned of record by GFI and 136,120 shares of Common Stock that GFI has the right to acquire. The Broadmoor Hotel, Inc. has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of 437,500 shares of Common Stock owned of record by it.
  Edward L. Gaylord has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of 467,500 shares of Common Stock, and his spouse has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of 10,000 shares of Common Stock.

    (e)  Not applicable."

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

  Item 6 is hereby amended in its entirety by the following:

         "GFI has entered into the Agreement and the Company has executed the Promissory Note, as more particularly described in Item 4."





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                                                               Page 7 of 9 Pages
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Item 7.      Material to be Filed as Exhibits.

Item 7 is hereby amended by the addition of the following:

    7.3 Stock Purchase Agreement dated January 31, 1997 among the Company, GFI, and Hunt Petroleum of Texas, Inc.

    7.4 Promissory Note dated January 31, 1997 in the original principal amount of $10,000,000 with the Company as maker and GFI as the holder.





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                                   SIGNATURE


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 12, 1997                    GFI COMPANY



                                            By: /s/ EDWARD L. GAYLORD
                                               --------------------------------
                                            Name:   Edward L. Gaylord
                                            Title:  President





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                                                               Page 9 of 9 Pages
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                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 12, 1997

                                               /s/ EDWARD L. GAYLORD
                                               --------------------------------
                                               Edward L. Gaylord